                                    Filed Pursuant to Rule 425
                                    Under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                    Under the Securities Exchange Act of 1934
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                    NPS Pharmaceuticals, Inc.

                                    Commission Filed No. 000-12957

The following presentation was given by executives of Enzon Pharmaceuticals, Inc. ("Enzon") in connection with the announcement of the proposed business combination between Enzon and NPS Pharmaceuticals, Inc. ("NPS").

                              Enzon Pharmaceuticals
                            Moderator: David L. Clark
                                February 20, 2003
                                 10:00 a.m. EST

         Good morning and welcome to the Merger Conference call with Enzon Pharmaceuticals and NPS Pharmaceuticals. At this time all participants have been placed on a listen only mode. Following the presentation, the floor will be open for questions and comments. At this time I'd like to turn the floor over to your host Mr. David Clark. Sir you may begin.

         Thank you very much and good morning ladies and gentlemen. Welcome to our conference call to discuss this exciting combination of our companies. I'm David Clark, vice president of operations at NPS. Our speakers this morning will be Dr. Hunter Jackson, CEO of NPS and Mr. Arthur Higgins, CEO of Enzon. To begin the presentation this morning, I'll turn the time over to Dr. Jackson. Hunter?

         Thank you Dave and thank you all for joining Arthur Higgins and me this morning for our presentation to introduce all of you to the merger of equals between Enzon Pharmaceuticals and NPS Pharmaceuticals. This presentation may contain forward-looking statements, which represent the companies' intentions, expectations or beliefs concerning future events. Please find our entire safe harbor statement on slides 2 and 3. We ask that you please review this extended safe harbor statement and our filings with the SEC. As announced by press release this morning, Enzon and NPS have created, or agreed to, a merger of equals creating a new biotechnology leader. We're very excited about this combination because very simply, it creates a biotechnology company with all of the elements necessary for success. This merger is a powerful combination, looking to the future of biotechnology. The new company will leverage the robust late-stage pipeline, demonstrated research capabilities and major pharma partnerships of NPS, with Enzon's expertise in biologics development and strong commercial and financial infrastructure. The result is a bold vision to build: a leading biotech company with a deep diversified pipeline of discovery and clinical stage products with a clearly defined pathway to profitability and resting on a formidable infrastructure and stable financial base. This vision is clearly within our reach and is one that we are committed to making a reality. Arthur will now walk you through the transaction specifics.
Arthur?

         Thanks, Hunter. Notice the specifics of the transaction. This is a stock-for-stock deal, resulting in a transaction valued at over 1.6 billion dollars. A proxy will be filed in March and shareholders votes are expected to take place in May or June. A seasoned management team leads the new company. Hunter Jackson will become the Executive Chairman of the main company and I will become the Chief Executive Officer. The board will be made up of 6 members from NPS and 4 members from Enzon. All ten to be drawn from the current boards of each company. We will build a complete management team from the strong talent pool of both Enzon and NPS and we'll name this new team prior to closing. Now an overview of the new entity. The combined strength of the new company including management with a proven track record of building businesses, drug discovery and development expertise and financial strength leave the rationale for this merger quite clear. The new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industry, both in discovery and development as well as commercialization. A leading drug discovery and technology platforms including our PEG and single-chain antibody platforms, will drive innovation and create significant commercial opportunity. The new company will be supported by strong financial infrastructure that provides a solid independent base for value creation and growth. The new entity is an independent fully integrated biotechnology company with proven capabilities from drug discovery to commercialization. Combined we now have critical mass in R&D with a budget of approximately 150 million dollars necessary to drive a sustainable pipeline, including two Phase III programs, three Phases II programs, over 10 early stage programs and multiple protocol platform technologies. Solid financials will provide a stable base for growth. As you can see from this slide, 2003 pro forma a revenues of approximately 200 million dollars based on 5 marketed products. We'll have an excess of 300 million dollars in cash at closing and an excellent outlook for solid cash flow. Our proven science and technology are valued by significant partnership with industry leaders including Amgen, AstraZeneca, GSK, Janssen, Kerin and Schering-Plough, among others. As you can see from this slide, a comparison of select top tier biotechnology companies places the new entity among the leaders. We anticipate that further growth will continue to move us up this list due in large part to the significant market potential of many of our products. Now we turn the presentation back over to Hunter who will review the science, products and technologies that provide the foundation for this exciting combination. Hunter.

         Thank you Arthur. We've mentioned our strong pipeline developed with leading science and technology. Here is our product pipeline. As you can see, our products at all stages of development, cover indications with current unmet clinical views in endocrinology, immunology, oncology, neurology and gastroenterology. Our commercialization strategy is diversified to combine partnerships with in-house development opportunities to reduce risk and maximize the commercial potential of our products. Our marketed products produced significant revenues, and have a solid growth outlook with estimated revenues of approximately 200 million dollars in 2003 for the combined company. PEG-INTRON, of course, is a significant long-term growth driver. The Hepatitis C virus is a widespread and under-treated disease affecting millions worldwide. There is significant opportunity in the re-treatment of chronic sufferers, maintenance therapy, global expansion, as well as potential new indications. Our anti-fungal agent, ABELCET, is the market leader and the Amphotericin-B lipid formulation of choice, which provides resistance free treatment with markedly reduced necro-toxicity, which product is expected to have a run-rate of over 80 million dollars in 2003. Our other three marketed products efficiently leverage our 60-person hospital-based sales force and our focused oncology sales force. These products are expected to generate over 30 million dollars in 2003. Our clinical and early-stage products provide significant growth potential. Two significant products include PREOS and Cinacalcet HCI. Clinical data to date has shown that PREOS is a promising treatment for osteoporosis. PREOS is a recombinant human hormone that stimulates natural bone growth. This promising treatment addresses a market in excess of a billion dollars. Anticipated milestones include completion of the Phase III Study in September and an NDA filing in mid-2004, and a late 2005 launch. We now how the resources and flexibility to commercialize it and to determine the best way to execute that strategy to maximize the value of this program. Cinacalcet HCI is a developmental [INAUDIBLE] for the treatment of secondary hyper-parathyroidism. It is a first in class molecule that has potential for significant royalties. Important upcoming milestones to keep in mind are results from an on-going Phase III Study and an anticipated NDA filing in 2003. We are science-driven with a focus on innovative product development. Our discovery strengths are demonstrated and include our small molecule discovery efforts targeted at calcium receptors, MGlu receptors and other [INAUDIBLE] receptors. The new company's enhanced expertise will truly reflect our integrated biotechnology approach as we command capabilities in molecular biology, high-throughput screening, chemistry and pharmacology. Our PEG technology and our single-chain antibody program, along with our drug delivery alliances offer some of the brightest [INAUDIBLE] available for the development not only of managed modern medicine, but the ability to make proven therapeutics safer and more efficacious. The depth of our therapeutic programs reflects the strengths of our leading drug discovery and development efforts that will be supported by a focused commercialization strategy. Now I'll hand the presentation back over to Arthur to discuss the operations overview.

         Thanks Hunter. As you can see, the combined team comprises industry veterans with business and scientific expertise. We will name the full management team prior to closing. Our headquarters will be located in New Jersey and we have established research and manufacturing centers of excellence located in the U.S. and Canada. Together we have reported two and [INAUDIBLE] revenues of approximately 114 million dollars. Through the acquisition of ABELECET and continued growth of PEG-INTRON and other marketed products, our current revenues are now growing to an annualized rate of approximately 200 million dollars. Our cash position remains significant at more than 300 million dollars at the close of this transaction with an excellent outlook for solid cash flow. The financial strength and stability of our growing revenue base and strong cash position will provide the necessary flexibility and financial independence to successfully advance and commercialize our pipeline either independently or through selected partnerships. The future, indeed, looks bright for our new company. We anticipate a busy and productive next few years as we continue to drive forward on all fronts. You can see from this slide our anticipated milestones through 2005. We do not have the time to detail these milestones in today's presentation, there's just simply too many of them, but we look forward to updating you as we hit these marks in the future. To reiterate, the combining of our two companies is truly forward looking, based on our core competencies, which include management expertise, business acumen, drug discovery and development expertise, which are also forwarded by our marketed products and sound financial base. These fundamental strengths will form the basis of creating a biotechnology leader that we believe will achieve the following by 2007: grow revenues in excess of $500 million dollars, sustain and expand an already strong and balanced clinical pipeline, enhance the potential for innovative medicine by committing to an R&D spend to efficiently and continually focus our exciting product pipeline, achieve an EBITDA greater than $100 million dollars with an industry leading growth rate and, finally, a cash balance in excess of $500 million dollars. We strongly believe our combined company will have the experience, capability and resource to achieve all of these goals and in turn create the most value for our shareholders. Before I open up for questions, at which time we will be joined by Ken Zuerblis, who will be the CFO, chief financial officer, of the combined company and Urlich Grau, who will be head of research and development for the combined company, I would like to remind all participants that this combination creates a leading company with the science, pipeline and products necessary to be a biotechnology leader. At this time we welcome your questions for Hunter and myself.

Operator:                  The floor is now open for questions. If you do have a
                           question and/or a comment you may press the numbers one, followed by four, on your touchtone telephone at this time. If at any point you question has been answered you can remove yourself from the queue by pressing the pound key. Please hold while we poll for questions. Once again, if you do have a question or a comment you may press the numbers one, followed by four, on your touchtone telephone at this time. Thank you. Our first question is coming from David Buck with Buckingham Research.

Arthur Higgins:            Good morning, David.

David Buck:                Hi. Good morning, Arthur. Good morning Hunter.
                           Congratulations on the merger. . . .

Hunter Jackson:            Good morning.

David Buck:                Ah. . . .a couple of questions. First for Arthur.
                           Arthur in the past you had talked about the, not going back to loss making and going forward being more of a bio-pharmaceutical company and, obviously, this is a little bit of a change in strategy. Just wanted to get a sense of what led to that decision to make the big merger, the big acquisition, and I'm just trying to get a sense of what we should be expecting in terms of calendar '03 and calendar '04, what type of operating losses you'll be expecting and just solidify the timing of the PREOS launch, again.
                           I think you said the middle of '05 is the expectation?

Arthur Higgins:            Yeah, David, several questions. Let me first and
                           foremost reiterate this is definitely not a change in the strategy for Enzon. When we talked about dilutive transactions, we were talking about dilutive transactions. Today what we're sharing with you is a unique marriage of equals that creates all the essential elements necessary to build, what I think my vision coming into Enzon and I know the vision that Hunter has for NPS, which is a truly sustainable, and I would emphasize profitable and sustainably profitable, leading biotechnology company. So no change in direction, indeed I would like to articulate it as an acceleration of our vision which is now becoming much more a reality. In terms of the guidelines for '03 and `04, we're not going to be getting into specifics at this call, as we get closer to the close, David, we'll be happy to give you a little more color here. As always, Hunter and I will continue, as we run our respective companies, to be as open and transparent as we possibly can be. In regard to PREOS I will let Hunter answer the question on PREOS timing.

Hunter Jackson:            David, with regard to the continuing development of
                           PREOS we are expecting an NDA filing mid-'04 and a launch of the product late '05. We'd like to allow ourselves something more than twelve months given the vagaries of the regulatory process.

David Buck:                What's the next presentation of data, Hunter, that
                           you'd expect on PREOS, or have we seen most of what will be seen?

Hunter Jackson:            Well, we're looking forward to receiving some
                           one-year data from a path study, that's the combination study with PREOS and [INAUDIBLE]. We have not yet received the data from the investigators, the principal investigators located in UCSF, this is an NIH sponsored study. When we do receive those data and have a chance to review them with the investigators, we expect we will be getting back to you with some sort of top-line results from that study, but as yet we don't have anything. That will be the next data point from that program.

David Buck:                Would that be something potentially for ACR later in
                           the year?

Hunter Jackson:            Well, that would be up to the investigators as to
                           what venue they choose to produce the, present the full data set, but if we do receive data by the end of the month as the investigators suggest to us that we will, then we may be able, for example, to give you some kind of update on that study at our scheduled investor conference in New York on the 10th of March.

David Buck:                Ok, great.  Thank you.

Operator:                  Thank you. Our next question is coming from Maykin Ho
                           with Goldman Sachs.

Operator:                  Maykin Ho your line is live.

Hunter Jackson:            Maykin are you there?

Maykin Ho:                 Hunter?

Hunter Jackson:            Yeah.  Hello, Maykin?

Maykin Ho:                 Oh, I'm sorry I'm on a cell phone. Can you talk about
                           your thinking now about PREOS on partnering. Does this transaction change that at all?

Hunter Jackson:            Well, it does change it in the sense that it gives us
                           a great deal more flexibility in how we manage the commercial development of PREOS but we are certainly continuing our discussions with potential partners, but as I've, if I'll reiterate, we're now in a position to effectively maximize the value of that program and take on a marketing partner of a kind and at a time of our choosing.

Maykin Ho:                 So, do we, should we still expect a partnering
                           announcement some time this year and, now that you're the commercial organization, should we assume that you'll try to get more co-promotional rights?

Hunter Jackson:            Yes, I think it's reasonable to assume that, Maykin.
                           As far as the timing goes, as I just mentioned, we have more flexibility with regard to the timing. So, I think as the program unfolds, and our discussions unfold, we'll try to do that at a time that maximizes the value of the deal, but now we don't need to do it based on purely financial considerations.

Maykin Ho:                 Thank you.

Hunter Jackson:            Thank you.

Operator:                  Thank you. Your next question is coming from Jim
                           Birchenough with Lehman Brothers

Jim Birchenough:           Hi guys.

Hunter Jackson:            Good morning, Jim.

Jim Birchenough:           Good morning. Couple of quick questions. Just
                           following up on Maykin's question. I just want to be clear that as a company with a . . . a combined company now, you see the importance of having some contribution of a large pharma partner to promote
                           PREOS and that there's upside now that you may be able to co-promote, but I want to still get a sense you do see a large pharma partner as important to PREOS development.

Arthur Higgins:            Jim, I think, this is Arthur, I think Hunter
                           articulated it, that what we really are in is a much stronger position to determine what is the best way to maximize the value of the asset. I think at the moment we're of the opinion that a shown pharmaceutical partner is the right strategy for this asset but the unique benefit of this combination is that we now are squarely in the driving seat. We don't have to have to have an artificial timetable nor do we have an artificial structure. We are definitely able to determine a deal that's in the best interest of maximizing the value of PREOS and that's a very important message to take away here today. What we have done in this combination is ensure that our shareholders will enjoy more of the value of this very exciting asset.

Jim Birchenough:           And in just in term of synergies, is there any
                           potential synergies between promotion of PEG-INTRON and potential commercial infrastructure for something like ALXO600 that potentially could be promoted to gastroenterologists? Is there some synergy there that you can benefit from with the partnership?

Arthur Higgins:            Jim, I think that this will form a point of
                           clarification. We do not market PEG-INTRON. That is marketed by Schering-Plough and we receive a royalty on that product and do not participate in the day to day marketing of PEG-INTRON.

Jim Birchenough:           And is there any opportunity to participate in that
                           and is that a way to build a commercial organization in front of ALXO600?

Arthur Higgins:            Jim, again, one of the beauties of where we are now
                           is that we have established a field of marketing infrastructure. We have already sixty people. It's not too difficult for us to build that to whatever number we need to support the commercialization of ALXO600. So, again, one of the significant benefits of this combination is that we have already the infrastructure in place and it's much easier for us to determine how we want to execute ALXO600 or indeed any product in our portfolio. We have, in summary, capabilities from discovery through commercialization to enable us to determine the best strategy for maximizing our assets.

Jim Birchenough:           Okay, well thanks for taking the question.

Hunter Jackson:            Thanks Jim.

Arthur Higgins:            Thank you.

Operator:                  Thank you. Your next question is coming from Caroline
                           Copithorne with Morgan Stanley.

Caroline Copithorne:       Thank you. I just have a couple questions. First, can
                           someone there review what the financial structure will look like with the combination if there's any adjustments you are making, either to the converts outstanding, etc., cash balance.

Arthur Higgins:            We'll hand that question over to Ken Zuerblis.

Ken Zuerblis:              We'll I'll take the easiest one first, the cash
                           balance cause we've discussed that at the combined density on a pro forma basis at 380 million dollars and there's no cash provisions in this transaction whatsoever. So again, that would not change from a material basis. Regarding the convert of the, the convert will be able, the holder will be able to convert their debt into shares of Newco and participate in the merger. If they do not do that, we will issue a new indenture with Newco and the new indenture will be able to convert into the same number of shares that would have received in Enzon prior to the merger. With regarding the rest of the balance sheet, we will have to do purchase accounting in this transaction and that means, in purchase accounting, you look at the two companies and whoever is the larger of the two companies is the Acquiror and the other company is being acquired. So, we will have to do purchase counting of the balance sheet of Enzon. We do not anticipate significant write-off of in process R&D due to the structure of Enzon and our pipeline versus our marketed products.

Caroline Copithorne:       Okay, and then, looking out long-term like '05, '06,
                           etc., once some of the NPS product might be launched, is there any kind of projection that I'm sure you all have done on what the impact of what would then be more mature Enzon products would be on the growth rate?

Arthur Higgins:            Again, I think, Caroline, once again we have a very
                           strong outlook for revenue growth with the existing
                           Enzon pipeline of marketed products today. But we can debate how that will look in 2006, 2007. The good news, and the news to focus on, that's the very time we expect to be receiving significant revenues from PREOS and our [INAUDIBLE] program. So again, what you have is this ability with a higher level of confidence to look towards strong, sustainable growth for many years to come.

Ken Zuerblis:              And I'll just add one thing for those who don't know
                           Enzon, the two financial drivers, PEG-INTRON and ABELCET, both have patent lifes `til 2014.

Hunter Jackson:            Caroline, this is Hunter, we would certainly expect,
                           and part of the motivation for this combination on our part is that we view the prospects for continued growth in revenue drivers of Enzon as being very strong and expect it to continue well out through the period of introduction of our two closest to market products. So, we think it's a tremendously strong combination that will continue to generate sustainable earnings growth for some time to come.

Caroline Copithorne:       And then, just lastly, with your stock, Hunter,
                           having been down and concerns that at least you don't appear to share about PREOS and Cinacalcet and that data coming up, it begs the question of why you would do this deal today? Given that there's certainly some near term things in the horizon that you would have some confidence in.

Hunter Jackson:            Sure, we have been telling the marketplace for a
                           considerable period of time now, probably two years or more, that we are interested in transactions of this type and we are continually reviewing the possibility of strategic transactions. Of course, the acquisition of Allelix in 1999 was a terrific deal for us and really helped to accelerate our growth. We were looking to other transactions to complete the picture at NPS to provide the missing pieces to our story. But, those kind of transactions, Caroline, as you know, are very few and far between. Arthur and I have been in discussions around the subject for more than a year now. These deals, even when you find an appropriate combination, there are all kinds of reasons not to do the deal. We found a time where
                           Arthur and I thought that we could get it done, that we have both looked upon this for considerable period of time as an extremely favorable and complimentary combination and when we thought we could get the deal done, we did it.

Caroline Copithorne:       Okay, thank you.

Hunter Jackson:            Thanks Caroline.

Operator:                  Thank you. Your next question is coming from Eric
                           Ende with Merrill Lynch.

Eric Ende:                 Thanks. I just want to get my hands around what the
                           P&L is going to look like, what the burn is going to look like, what kind of cost synergies are here, consolidation of different programs . . . If you could kind of enlighten us on that it'd be helpful.

Arthur Higgins:            Again, we'll give you more specifics, Eric, as we
                           move towards the close.

Hunter Jackson:            Just wanted to repeat one point: This is a merger of
                           equals. We do not anticipate significant cost synergies as far as transactions. We are adding complimentary components from both sides of the company and do not see significant synergy.

Arthur Higgins:            Okay, and again, Eric, I think if you look at the
                           models and the revenues, I think as we move forward we can help people really, I think, better understand the shape of this organization and its excellent prospects. I would like just to reiterate that as far as Hunter and I are concerned, today we have a very clear understanding of the strategy for this company as well as our confidence in this business outlook.

Eric Ende:                 Okay. And with respect to kind of the earlier stage
                           pipeline and things that NPS has in its pipeline, how do you think you've kind of held back with respect to your development and how will that change going forward now that you have this more consistent cash flow and greater cash?

Hunter Jackson:            Well Eric, we'll be doing the full rationalization of
                           the combined pipeline as part of the integration process but with regard to products or potential products currently in the NPS pipeline, we certainly do have some favorites that we would love to get back in the clinics. NPS1776 for example, is one that we think has tremendous potential for a variety of CNS disorders. So, we've completed Phase I trials and it's ready to go. But that was not a clinical challenge that we were prepared to take on with either the staffing or financial resources that we have. So, I think that you can look to us to become more aggressive and more diversified in our clinical activities, but I don't want to get too specific about individual candidates quite yet.

Eric Ende:                 Okay, and then my final question has to do with the
                           PEG technology. Is there anything within the NPS pipeline that it can be applied to such as PREOS or O600?

Arthur Higgins:            Let me let Ulrich Grau comment on that.

Ulrich Grau:               PREOS we don't see the potential because half the
                           time the [INAUDIBLE] desirable [INAUDIBLE]. On the other hand, [INAUDIBLE] is an obvious kind of tabulation and we've spoken about this briefly but that kind of [INAUDIBLE] is up for discussion as we move on and [INAUDIBLE] integration.

Eric Ende:                 Okay, thank you.

Operator:                  Thank you. Your next question is coming from Mark
                           Schoenebaum with Piper Jaffray.

Mark Schoenebaum:          Hey Ken, hey Arthur, hey Hunter.

Ken, Arthur and Hunter:    Good morning Mark.

Mark Schoenebaum:          Quick question. I just want to be clear. The Newco
                           will not be profitable in calendar '03? Is that correct?

Arthur Higgins:            That is correct. I think we made it clear in the
                           presentation that we are looking for profitability in 2006 or before.

Mark Schoenebaum:          Okay, great.

Arthur Higgins:            That clearly means not 2003.

Mark Schoenebaum:          Okay, great and the $500 million in revenue that you
                           mentioned in 2007, can you clarify, is that product .
                           . . I'm sorry, does that include the assumption of another in-licensed product?

Arthur Higgins:            No, it does not.

Mark Schoenebaum:          And what assumption does that have for the PREOS
                           partnership?

Arthur Higgins:            Hunter or Ken can jump in here for that. In essence,
                           that is a conservative position that really straddles both and gives us again the maximum flexibility. So, we are very comfortable on that revenue number.

Hunter Jackson:            You can get to that revenue number with just the
                           simple, conservative assumption of the straight royalty, but obviously a deal would likely be more complicated than that.

Ken Zuerblis:              We have not factored in what Hunter discussed as our
                           better position in negotiating future partnering deals in those numbers. Clearly, that is based on the assumptions that existed out there prior to this merger. So, clearly the structure of a new company does have some advantages we have not factored in.

Mark Schoenebaum:          I see, and this is maybe a question for Ken. The
                           press release that you guys issued says the transaction is valued at 1.6 billion dollars, I'm not a M&A banker, I'm a biotech analyst. Can you help me get to the 1.6 billion dollars. I'm having trouble on my spreadsheet.

Ken Zuerblis:              That's based on the two conversion rates and when you
                           put the two market caps together based on the two conversion rates from that standpoint. So, you need to go back and work yourself through what we talked about with each NPS shareholder will get one share and then the second piece is, Enzon shareholders will get the seventy plus percent ratio of shares and you factor the two, Mark and they come together. In effect it includes the premium compared to the current trading price on the shares.

Mark Schoenebaum:          So, it's a premium? It affords the twenty-five'ish
                           percent premium to Enzon's close yesterday?

Ken Zuerblis:              Well, that's based on the close. Remember what Arthur
                           and Hunter said earlier is, again, this was based on a more longer period of time. We've had discussions and it was based more towards the much longer period, not a spot value.

Mark Schoenebaum:          Okay, very good.  Thanks a lot guys.

Ken Zuerblis:              Okay.

Operator:                  Thank you. Our next question is coming from Ian
                           Sanderson with SG Cowen.

Ian Sanderson:             Good morning and thanks for taking the call.

Hunter Jackson:            Good Morning.

Arthur Higgins:            Good morning, Ian. I thought you were on holiday
                           still and thank you for joining the call.

Ian Sanderson:             Oh, well, my pleasure. On the Cinacalcet data timing,
                           it just, it sounded like there will be data fairly soon on that product and then filing late this year and if you can just clarify the data timing. And, for PREOS, what will be the differentiation of the planned differentiation versus [INAUDIBLE] and are the current Phase III clinicals designed to show that differentiation?

Hunter Jackson:            First of all, with regard to Cinacalcet I'm hesitant
                           to be too specific about predicting data releases.
                           Amgen is in charge of developing this product and they will release the data on their own timing. But, you know they do have an analyst meeting coming up next week and we expect that they will provide some kind of update on their program at that time and then, some continuing stream of data releases, I would expect at least initially from a Phase II program but potentially towards the end of the year from Phase III program. Both those spread out throughout the course of the year, both Spring and Fall.

Ian Sanderson:             Okay.

Hunter Jackson:            With regard to PREOS, first of all in terms of
                           differentiation, I would highlight the fact that PREOS is naturally occurring human parathyroid hormone. It is a full length molecule. It has the full spectrum of physiological action on receptors and bone, and two classes of receptors as opposed to [INAUDIBLE] which is a synthetic fragment that acts only on one class of receptors in bone. So, the full spectrum of normal physiologic bone growth simulation is available from PREOS but this is very much an emerging story. This second class of receptors, the so called "C-Terminal" receptors, are just now being described. Their physiological action is just now being described. We're working very closely with investigators such as those at Mass General to elaborate the actions of those receptors. The Phase
                           III program is designed to highlight potential differences between the molecules. One feature, for example, is that we're doing a twelve month interim analysis, radio-electrical analysis of patients, to examine the possibility of a more rapid action on simulating bone growth and to statistically reduce some fractures. So, we think that there are a number of potential advantages, but until the Phase III data are out and the toxicity data are out, I would hesitate to speculate any further about what specifically they might be.

Ian Sanderson:             Okay, and then can, have you disclosed in rough terms
                           what the economics on Cinacalcet are from Amgen?

Hunter Jackson:            Yeah, we have disclosed that it is a straight
                           milestone and royalty deal. Amgen and our Far East partner, Kirin, owe us about another 20 million dollars in milestones between now and NDA approval and beyond that it is a straight royalty relationship with that royalty being, I think, roughly calculated on the street as 9-10% blend, beginning at high single digits moving to low double digits.

Ian Sanderson:             Thank you very much.

Hunter Jackson:            You bet.

Ken Zuerblis:              Thank you, Ian.

Operator:                  Thank you. Our next question is coming from Felicia
                           Reed with Adams Harkness.

Felicia Reed:              Yes, thanks for taking my question. Most of them have
                           been answered but maybe it would be helpful, Hunter, if you could just remind us when the rat toxicology data are coming for PREOS?

Hunter Jackson:            Sure, that is, as you know, a three year study. We
                           released one year interim data that summer. At that point, the animals were clean. There was no toxicity seen, specifically no osteocarcoma. That was not a surprising result. As you also know, Felicia, our competitor first saw osteocarcoma at about thirteen months and then increasing over the following few months, increasing in frequency. Our dosing period ends at the end of May. At that time all the tissues which are currently being frozen and stored will be processed systologically and read out by the pathologist. That will be a time consuming process.
                           We would not expect to have announceable data from that study until sometime in the Fall.

Felicia Reed:              Okay, so Enzon has not had access to any data other
                           than the twelve month data that you released to the street?

Hunter Jackson:            No.

Felicia Reed:              Okay, thank you.

Hunter Jackson:            Thank you.

Operator:                  Thank you. Your next question is coming from Louis
                           Webb with W.R. Hambrecht.

Louis Lebb:                Ah yes, good morning, my question is for Hunter.
                           Would you just comment on PREOS further. First, would you comment on the manufacturing features and possible challenges such as stability and two, can you quantify the bone growth simulation feature?

Hunter Jackson:            With regard to manufacturing, we think that we have
                           issues around stability solved. We have manufactured multiple batches since we had a problem with precipitation almost a year ago. None of those batches have evidenced that stability problems since we have instituted a couple of process changes. We now have commercial scale manufacturing agreements in place so we don't want to anticipate significant manufacturing challenges either throughout the clinical trials or commercialization. With regard to bone growth simulation, the Phase II data showed that over twelve months of administration, PREOS produced about a seven to eight percent increase in bone mineral density. That was not a fracture prevention study. That's roughly equivalent to the Lilly product and we should have another twelve months data point available from the past study as I indicated before.
                           So, hopefully within the next few weeks.

Louis Lebb:                Alright, thanks.

Operator:                  Thank you. Your next question is coming from Rich
                           Troyer with Credit Suisse First Boston.

Rich Troyer:               Hi, thanks. I just have a couple of quick questions
                           for you. Hoping you'll give us some more details on the actual transaction. Specifically I was wondering if you could talk about the break-up fees, if any.
                           Also, one of the conversion rates is fixed and then if there are any other closing condition besides the vote or what those closing conditions are.

Hunter Jackson:            The break-up fee is thirty million dollars and that's
                           about for both parties.

Rich Troyer:               Okay.

Hunter Jackson:            The conversion fees are fixed, conversion rates are
                           fixed. It's, as we said in the press release, 0.7264 for Enzon. No call. No collar. A very straight forward deal.

Rich Troyer:               Okay.

Hunter Jackson:            Standard conditions for closing, the approval of
                           shareholders, etc.

Rich Troyer:               Okay, great.  Thank you.

Hunter Jackson/
Arthur Higgins:            Thank you.

Operator:                  Thank you. Our next question is coming from Tony
                           Forstmann with Forstmann Asset Management.

Hunter Jackson:            Good morning Tony.

Tony Forstmann:            Good morning. Yeah, actually I wanted to express my
                           displeasure with the deal. I think it's a poorly
                           conceived deal. You know, I think Enzon is taking on,
                           you know, significant risks and you know trying to
                           merge with NPSP and so you know it's my goal actually
                           to try to, I think, you know, you basically put Enzon
                           to play as my view and uh so.....Thanks.

Hunter Jackson:            Well uh...Tony, obviously we wouldn't be here today
                           if we shared that view, and again, the compelling logic for what we have just done, I think speaks for itself. Are there any...

Operator:                  Thank you. Your next question is coming from David
                           Chan with Jennison.

David Chan:                Uh hi, Art, David. Questions specifically for you,
                           Art, I know NPS has said that they had not seen the results of the PaTH study for PREOS. I was wondering if you could talk of what due diligence you did particularly on PREOS, whether you spoke with you know, the investigators of the PaTH study and have any sense of, you know, that we won't have any problems with the results of that study. Probably you know, you've known that's been an area of concern for NPS.

Arthur Higgins:            David, I think Hunter's point should not be lost on
                           the audience. We started a discussion a year ago.
                           We've had extensive due diligence in exchange. We feel very comfortable that we have undertaking very comprehensive and exhaustive due diligence and coming back to timing I think it was very clear to us that there was more potential for positive news for NPS over the next several months than negative news.

David Chan:                But specifically have you spoken on on...

Arthur Higgins:            We have spoken to investigators and we have done
                           market research and then had a variety of other consultants involved in our process. So we used a lot of independent expertise.

Hunter Jackson:            But I would reiterate one more time that the data are
                           not out, the investigators are not releasing specific data to anybody. We've not seen the data. However, based on previous data, previous to the studies with [INAUDIBLE], we think that there is very little reason to suspect some negative results. And that speculation, therefore, is not data based, although it continues to persist. We're looking forward to favorable results in this trial.

David Chan:                Okay. And you're defining favorable as showing
                           improvements over [INAUDIBLE], right?

Hunter Jackson:            Well it's a simplistic study, a simplistic statement,
                           but we were looking a lot to different areas of bone, or the investigators are, and different combinations
                           [INAUDIBLE] and PREOS. It will be a more complicated story than that but basically we expect this to show its anabolic activity and show it strongly.

David Chan:                Okay, thank you.

Arthur Higgins:            Okay, we will take one more question.

Operator:                  Thank you. Our last question is coming from Jim
                           Mackey with Welch Capital.

Hunter Jackson:            Morning Jim.

Operator:                  Mr. Mackey, your line is live.

Arthur Higgins:            Okay, if there are no other questions I would like to
                           remind the participants over the next week, we are arranging one on one meetings. If you're interested in meeting, please call Noonan Russo Presence at 212-845-4257. Let me repeat that number.
                           212-845-4257. Thank you for joining us today and I would again remind you that we believe we are creating a new leading bitechnology company. Thank you for your participation.

Hunter Jackson:            Thank you all.

Operation:                 Thank you for your participation and that concludes
                           this morning's teleconference. You may disconnect your lines at this time.

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act Of 1995

This [material] contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this letter include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information And Where To Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at WWW.SEC.GOV or by contacting NPS at 801-583-4939 and through NPS' website at WWW.NPSP.COM, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at [WWW.NPSP.COM].

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.